RECEIVED

2007 AUG 20 A 9:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

August 17, 2007

07026083

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated August 17, 2007 [English translation].

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

dlw 8/22

Sumitomo Corporation
1-8-11 Harumi, Chuo-ku, Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For immediate release

August 17, 2007

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba
General Manager
Corporate Communications Dept;
Tel: +81-3-5166-3089

Comment on the article carried by today's newspaper

In the morning edition of newspaper 'Asahi Shimbun' dated August 17, 2007, they reported that Sumitomo Corporation had decided to make an investment in "Nickel Project in Republic of Madagascar". But we had not made any official statements with relation to this article.

We are studying about this project and we will make an official statement once we make our decision.

END